Joshua Jackson Increases Minority Stake in Liquid Media

Vancouver, BC – April 8, 2020  – Joshua Jackson, Chairman of Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR), is acquiring an additional 376,268 common shares, bringing Jackson’s ownership to 13.84% on a partially diluted basis.

Jackson completed the early conversion of his entire convertible debenture of USD$510,576.92 (including interest) in the entertainment company that he helped to found. Jackson funded the company alongside other investors pursuant to a private placement of Debentures, which closed on February 27, 2019 with maturity on February 27, 2021.  In addition to the 340,384 units issued on conversion of the debenture, Jackson also acquired an additional 35,884 shares on exercise of his stock option and an exercise of warrants.  Further details are available in Company filings on SEDAR and EDGAR.

“This equity conversion is an opportunity for me to directly participate in Liquid in an even more meaningful way,” says Jackson, an entertainment industry veteran with nearly 30 years of experience in television and film. “Production has dramatically evolved from when I started my career. Today, people are consuming content across screens of all sizes. It’s a wonderful opportunity for entertainment because stories overlap, so the professionals creating the content are able to produce across silos and break down barriers. We are excited to continue bringing this strategy to life by furthering our aggressive M&A strategy to roll up Hollywood North.”

The only Canadian entertainment studio listed on Nasdaq, Liquid is highly respected for its capabilities in content, physical production and connectivity.

On the content side, the business units Liquid has consolidated to form its gaming division have over 25 years of experience, over USD$1-billion in historical sales and a library of 130+ titles, with IP in development, nearing release and currently available for purchase across gaming platforms. This includes the hugely popular Ancient Aliens® mobile game (“Ancient Aliens”) in partnership with A+E Networks. Liquid and A+E recently launched a new chapter and announced in April 2019 that the current Ancient Aliens® game has over one-million downloads to date and in-app revenues exceeding CAD$1 million.

The Company’s success in creating cutting-edge imagery spans more than a decade and has given Liquid a strong reputation in computer-generated production, visual effects (VFX) and animation for industries including gaming, traditional film and television studios, distributors, broadcasters and streaming service providers.

Liquid also recently acquired a portfolio of assets including streaming platform Reelhouse, an online video community that gives filmmakers complete control to self-distribute content directly to their audiences. Filmmakers access the latest monetization, social and showcasing features, which in turn engage viewers in online viewing experiences. The acquired assets also include Subscription Video on Demand (“SVOD”) channels.

“I believe Liquid has incredible potential,” says Jackson. “People are spending more and more time accessing entertainment from their homes and we are excited to leverage our owned IP into full media franchises. Combined with the successes we are having with acquisitions and consolidation, production services, content creation and building a true studio for the streaming age has me incredibly motivated to drive Liquid forward into the future.”

About the Acquisition of Securities of Liquid Media Group

Jackson is showing his continued confidence in Liquid, increasing his stake in the company by converting his Convertible Debenture in the principal-plus-interest sum of USD$510,576.92 (the “Debenture”) into equity in the Company. Jackson acquired the Debenture pursuant to a private placement offering of Debentures, which closed on February 27, 2019. The Debenture was converted into 340,384 units (“Units”) at a price of USD$1.50 per Unit, with each Unit consisting of one common share and one share purchase warrant exercisable at a price of $1.75 per Debenture Warrant on or before February 27, 2021 (a “Debenture Warrant”).  Concurrently with his conversion of the Debenture, Jackson also exercised 24,384 Debenture Warrants to acquire 24,384 common shares and exercised 11,500 stock options to acquire 11,500 common shares.  On a partially diluted basis, assuming the exercise by Jackson of all convertible securities held by him, he would own 955,908 shares, or 13.84% of the then-issued and outstanding common shares.  Further details are available in Company filings on SEDAR and EDGAR.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content intellectual property (IP) spanning creative industries. Originating in Vancouver’s media and entertainment supercluster, Liquid’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms.

Liquid Media’s leadership team includes Chairman Joshua Jackson (actor / producer, television and film), Chief Financial Officer Daniel Cruz (previously of Canaccord Financial), Managing Director Charlie Brezer (serial entrepreneur), Director Stephen Jackson (Northland Properties), Board Member Nancy Basi (VP of VRARA Vancouver - Virtual / Augmented Reality Association) and Advisors Wilson J. Tang (acclaimed digital entertainment veteran) and Andrew Kaplan (capital markets strategist). Each brings decades of industry expertise and significant passion to advance the Company’s mission.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz

Liquid Media Group Ltd.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

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